EXHIBIT 99
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(1)  On  January 9,  2003,  Mr.  Montoya  entered  into a variable  prepaid forward contract ("VPF Agreement") relating to up to 31,739 shares of Common Stock. The VPF Agreement provided that three business days after January 9, 2004, Mr. Montoya would deliver to the counterparty a number of shares of Common Stock (or, at the election of Mr. Montoya, the cash equivalent of such shares) based on the following:

     (a) if the closing price of the Common Stock on January 9, 2004 (the "Final Price") is less than $64.43 per share, Mr. Montoya will deliver 31,739 shares;

     (b) if the Final Price is less than or equal to $98.79 per shares (the "Cap Price") but greater than or equal to $64.43 per share (the "Floor Price"), Mr. Montoya will deliver a number of shares equal to Floor Price/Final Price x 31,739;

     (c) if the Final Price is greater than the Cap Price, Mr. Montoya will deliver a number of shares equal to ((Floor Price + (Final Price - Cap Price))/Final Price) x 31,739.

     In consideration for the foregoing, Mr. Montoya received $2,000,000.

     The closing price of the Common Stock on January 9, 2004 was $99.64 and Mr. Montoya elected to cash settle the VPF Agreement for $2,071,921.92 based on the formula set forth above.



(2) On January 9, 2003, Mr. Montoya entered into a "zero-cost collar" arrangement pursuant to which he wrote a covered call option and purchased a put option. Only one of the options could be in the money on the expiration date, at which time the in-the-money option would be exercised (and settled, at the option of Mr. Montoya, by the delivery of 45,819 shares or the cash equivalent of such shares on the expiration date), and the other option would expire. If neither option were in the money on the expiration date, both options would expire.

     On January 9, 2004, the call option was in-the-money and Mr. Montoya elected to cash settle and paid to the option holder, for each share of Common Stock subject to the option, the excess of the market price of $99.64 per share over the exercise price of $98.79. On the same date, the related put option expired unexercised.



(3)  Revocable trust for the benefit of various persons and entities.